UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
Annual Report of Ennis, Inc. 401(k) Plan
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Calendar Year Ended December 31, 2010
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the transition period from       to
Commission files number 1-5807
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Ennis, Inc. 401(k) Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Ennis, Inc.
2441 Presidential Parkway
Midlothian, TX 76065
(972) 775-9801

ENNIS, INC. 401(k) PLAN
Financial Statements and Supplemental Schedule
(Modified Cash Basis)
December 31, 2010 and 2009
Note: other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
Ennis, Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Ennis, Inc. 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2010, in conformity with the modified cash basis of accounting described in Note 2.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) (modified cash basis) as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2010 financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2010 financial statements taken as a whole.
BKM Sowan Horan, LLP
June 27, 2011

ENNIS, INC. 401(k) PLAN
Statements of Net Assets Available for Benefits
(Modified Cash Basis)
December 31, 2010 and 2009

	2010	2009
Assets:
Investments held by Trustee at fair value	$49,382,633	$44,395,996
Notes receivable from participants	2,260,944	2,265,026

Net assets available for benefits, at fair value	$51,643,577	$46,661,022

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(113,914)	102,824

Net assets available for benefits, at contract value	$51,529,663	$46,763,846

See accompanying notes.

ENNIS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
(Modified Cash Basis)
Year ended December 31, 2010

2010
Additions, to net assets attributed to:
Employee contributions	$2,392,632
Employer matching contributions	309,900
Employer discretionary contributions	306,000
Employee rollover contributions	515,672

Total contributions	3,524,204

Interest on notes receivable from participants	122,586

Investment income:
Dividends	89,309
Interest on guaranteed income fund	374,475
Net appreciation in fair value of investments	4,577,345

Total investment income	5,041,129

Total additions	8,687,919

Deductions:
Administrative expenses	(23,926)
Benefits paid and withdrawals	(3,898,176)

Total deductions	(3,922,102)

Net increase	4,765,817
Net assets available for benefits at beginning of year	46,763,846

Net assets available for benefits at end of year	$51,529,663

See accompanying notes.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements
(Modified Cash Basis)
1.	Description of the Plan
The following description of the Ennis, Inc. (the Company) 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General
The Plan was formed February 1, 1994, and is a defined contribution plan covering substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (ERISA) and the Internal Revenue Code (IRC). In addition, the financial statements have been prepared in compliance with ERISA.
(b)	Eligibility
Employees age 18 and older of the Company are eligible to participate in the Plan after completing 60 days of service, as defined by the Plan.
(c)	Contributions
Participants may make voluntary contributions to the Plan ranging from 1% to 100% of eligible pay subject to the Internal Revenue Service (IRS) annual limitations. The Plan allows rollovers of distributions from other qualified plans. The Plan provides for up to 50% employer matching contributions, not to exceed $1,500 or 3% of the employee’s salary, or discretionary employer contributions for certain employees not enrolled in the Pension Plan for employees of the Company. Eligibility for employer contributions depends on the participant’s employment location.
As of January 1, 2006, the Plan was amended in order to automatically enroll all new participants into the Plan at a 2% deferral rate.
During 2010, the Company declared a discretionary profit sharing contribution of $289,000 on behalf of the former employees of Northstar Computer Forms, Inc. in accordance with its original plan. This contribution will be contributed to the Plan in 2011. The Northstar Computer Forms, Inc. 401(k) Profit Sharing Plan was merged into the Plan on February 1, 2001.
(d)	Participant Accounts
Each participant’s account is credited with the participant’s contribution, any employer contributions, and the allocation of the Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested interest in his or her account.
(e)	Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Qualified employer-matching and discretionary contributions vest over a period ranging from zero to five years.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
1.	Description of the Plan — Continued
(f)	Notes Receivable from participants
Under provisions of the Plan, participants are allowed to borrow from their Plan accounts. The maximum amount that a participant may borrow is the lesser of (i) 50% of their total vested account balance or (ii) $50,000 less the highest loan balance outstanding. Note repayments are made in equal installments through payroll deductions generally over a term not to exceed five years. All notes are considered a directed investment from the participant’s Plan account with all payments of principal and interest credited to the participant’s account. A maximum number of two outstanding notes are allowed per individual. The minimum note is $1,000 and there is a $100 set-up fee payable for each note. The interest rate is determined based on the prime rate as determined by the Plan’s trustee plus 1%.
2.	Summary of Significant Accounting Policies
(a)	Basis of Accounting
The accompanying financial statements have been prepared on the modified cash basis of accounting and present the net assets available for benefits and changes in those net assets. Consequently, certain additions and the related assets are recognized when received rather than when earned and certain deductions are recognized when paid rather than when the obligation is incurred. The modified cash basis of accounting is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.
(b)	Use of Estimates
The preparation of the Plan’s financial statements in conformity with the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates. See Note 5 for discussion of significant estimates used to measure fair value of investments.
(c)	Investments Valuation and Income Recognition
There were no changes in the Plan’s valuation methodologies for its investments during the years ended December 31, 2010 and 2009. The valuation methods described below may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methods are appropriate and consistent with other market participants, the use of differing methodologies or assumptions to determine the fair values of the Plan’s investments could result in different fair value measurements at the reporting dates.
The Plan provides for investments in a guaranteed investment contract (GIC) and pooled-separate accounts (including a company stock fund). The Plan’s investments are stated at fair value (see Note 5). The GIC investment is fully benefit-responsive and is also stated at contract value, which is equal to principal plus accrued interest. An investment contract is generally valued at contract value, rather than at fair value, to the extent it is fully benefit-responsive (see Note 4). The Company stock Fund is an employer stock fund. The fund consists of Ennis Inc. common stock and a short term cash component, which provides liquidity for daily trading. The Ennis, Inc. common stock is valued at the quoted price from a national securities exchange and the short term cash investments are valued at cost, which approximates fair value. The estimated fair values of the other pooled-separate accounts are based on the Plan’s pro rata share of fund equity and determined by the trustee, based on fair values of the underlying investments. Pooled separate accounts are established by the Trustee solely for the purpose of investing the assets for one or more Plans.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
2.	Summary of Significant Accounting Policies – Continued
Purchases and sales of securities are recorded on a trade-date basis.
(d)	Notes receivable from participants
Notes receivable from participants are reported at their unpaid principal balance. An allowance for credit losses is not necessary as the notes are collateralized by the participants’ account balance. Delinquent notes from participants are reclassified as distributions based upon provisions of the Plan document.
(e)	Benefits paid to participants
Benefits paid to participants are recorded as a reduction of net assets available for benefits when paid. For all employees who have terminated with an account balance between $1,000 and $5,000, the Plan Administrator has the right to automatically rollover the balance to an individual retirement plan designated by the Administrator, at the expense of the Plan.
(f)	Forfeitures
Forfeitures may be used to reduce future employer contributions or to pay administrative expenses. There were unallocated forfeitures of approximately $210,000 and $148,000 at December 31, 2010 and 2009, respectively. No forfeitures were used during the year ended December 31, 2010.
(g)	Subsequent Events
Management of the Plan has evaluated subsequent events through June 27, 2011, the date the financial statements were issued, and determined that there were no significant events other than those discussed in Note 9, that were either required to be recorded as of December 31, 2010, or disclosed in the financial statements.
(h)	New Accounting Pronouncements
In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements. This guidance amends ASC 820 that requires the reporting entity to disclose additional information on: (i) significant transfers in and out of Levels 1 and 2 measurements and reasons for transfers; (ii) Level 3 gross purchases, sales, issuances, and settlements information; (iii) measurement disclosures by classes of assets and liabilities; (iv) a description of the valuation techniques and inputs used to measure fair value is required for both recurring and nonrecurring fair value measurements. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of the guidance did not have a material impact on the Plan’s net assets available for benefits.
In September 2010, the FASB issued ASU 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. This guidance requires that participant loans in the financial statements of defined contribution pension plans be classified as loans receivable, segregated from plan investments, and carried at amortized cost plus any accrued but unpaid interest and that such loans are exempt from the fair value and credit quality disclosure requirements. This ASU is effective for fiscal years ending after December 15, 2010 and should be applied retrospectively to all prior periods presented. The Plan has adopted the guideline and amended the presentation of participant loans in our financial statements and related disclosures.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
3.	Investments
Participants may direct the allocation of amounts deferred to the available investment options. Provisions of the Plan allow participant contributions in 5% increments to be vested in any of the available options.
The Plan’s investments, at fair value, at December 31, 2010 and 2009 were comprised of the following:

	2010		2009
ING Fixed Account	$10,688,942	*	$10,481,188	*
Fidelity VIP Contrafund Port-I	5,781,554	*	5,051,025	*
ING PIMCO Total Return Port. (Init)	4,582,157	*	4,477,430	*
ING VP Index Plus Mid-Cap Port (I)	4,272,200	*	3,706,450	*
The Growth Fund of America (R3)	3,504,105	*	3,267,314	*
American Funds Cap Wld G&I (R3)	2,984,772	*	21,971
VVIF-Diversified Value Portfolio	2,880,860	*	2,733,301	*
The Income Fund of America (R3)	2,128,181		1,972,312
ING Solution 2035 Port-Adv	2,013,684		1,911,506
Lord Abbett Sm-Cap Value Fund (A)	1,978,065		1,533,035
ING Solution 2025 Port-Adv	1,972,118		1,349,487
ING Baron Small Cap Gr Portfolio	1,491,683		9,877
Ennis, Inc. Common Stock Fund	1,318,169		1,293,712
T. Rowe Price Mid-Cap Val Fd (R)	1,206,366		890,932
ING Solution 2015 Port-Adv	688,135		534,554
American Balanced Fund (R3)	668,971		512,411
ING Index Sol 2015-CI	502,129		444,679
ING Solution 2045 Port-Adv	326,504		248,544
ING Index Sol 2035-CI	250,031		51,680
ING Index Sol 2025-CI	80,120		47,477
ING Solution Income Port — Adv	52,382		38,603
ING Index Sol 2045-CI	8,633		2,914
ING Index Sol 2055-CI	1,495		—
ING Index Sol 2055 Portifolio Adv	1,377		—
Templeton Growth Fund	—		2,840,160	*
UBS US Small Cap Growth Fund (A)	—		975,434

Total investments	$49,382,633		$44,395,996

*	Represents 5% or more of the net assets available for benefits.
The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

December 31, 2010
Company stock fund	$40,881
Pooled separate accounts	4,536,464

Total appreciation in fair value of investments	$4,577,345

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
4.	Investments in Insurance Contracts
The Plan maintains one GIC related investment option, the ING Fixed Account. The contract underlying this investment option is considered to be fully benefit-responsive as described in FASB ASC 946, Plan-Accounting-Defined Contribution Pension Plans (previously referred to as FASB Staff Position Nos. AAG ING-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans). As of December 31, 2010 and 2009, the contract value of the investment in the ING Fixed Account is $10,575,028 and $10,584,012, respectively.
The average yields for the contract for the years ended December 31, 2010 and 2009, were 3.35% and 3.5%, respectively. The crediting interest rates for the contract as of December 31, 2010 and 2009 were 3.5% and 3.5%, respectively. The minimum crediting interest rates for the contract for the years ended December 31, 2010 and 2009 were 3.05% and 3.15%, respectively.
ING Life Insurance and Annuity Company’s (ILIAC) determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. A market value adjustment may apply to amounts withdrawn at the request of the contractholder.
The underlying contract has no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan) (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; or (iii) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
The Fixed Account does not permit ILIAC to terminate the agreement prior to the scheduled maturity date.
5.	Fair Value Measurements
Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.
Accounting guidance describes three levels of inputs which prioritize the inputs used in measuring fair value:
Level 1: Quoted prices in active markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quotes prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset or liabilities.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
5.	Fair Value Measurements — Continued
An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.
Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial asset, including estimates of timing, amount of expected future cash flows, and the credit standing of the issuer. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. The disclosed fair value may not be realized in the immediate settlement of the financial asset. In addition, the disclosed fair values do not reflect any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in amounts disclosed.
The following table presents the Plan’s fair value hierarchy for those assets measured at fair value as of December 31, 2010 and 2009.

		Fair Value Measurements at 12/31/10 Using
		Quoted
		Prices
		in Active	Significant
	Assets	Markets for	Other	Significant
	Measured at	Identical	Observable	Unobservable
	Fair Value at	Assets	Inputs	Inputs
Description	12/31/10	(Level 1)	(Level 2)	(Level 3)
Pooled separate accounts:
Bond Funds	$4,582,157	$—	$4,582,157	$—
Asset allocation funds	5,896,608		5,896,608
Balanced funds	2,797,152		2,797,152
Large cap value funds	8,662,414		8,662,414
Large cap growth funds	3,504,105		3,504,105
Small-mid-specialty funds	8,948,314		8,948,314
International stock funds	2,984,772		2,984,772
Company stock funds	1,318,169		1,318,169

Guaranteed investment contract	10,688,942	—	10,688,942	—

	$49,382,633	$—	$49,382,633	$—

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
5.	Fair Value Measurements — Continued

		Fair Value Measurements at 12/31/09 Using
		Quoted
		Prices
		in Active	Significant
	Assets	Markets for	Other	Significant
	Measured at	Identical	Observable	Unobservable
	Fair Value at	Assets	Inputs	Inputs
Description	12/31/09	(Level 1)	(Level 2)	(Level 3)
Pooled separate accounts:
Bond Funds	$4,477,430	$—	$4,477,430	$—
Asset allocation funds	4,629,444		4,629,444
Balanced funds	2,484,723		2,484,723
Large cap value funds	7,784,326		7,784,326
Large cap growth funds	3,267,314		3,267,314
Small-mid-specialty funds	7,115,728		7,115,728
International stock funds	2,862,131		2,862,131
Company stock funds	1,293,712		1,293,712

Guaranteed investment contract	10,481,188	—	10,481,188	—

	$44,395,996	$—	$44,395,996	$—

6.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
7.	Tax Status of Plan

The Plan has obtained its latest determination letter dated November 7, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). Amendments have subsequently been made to the Plan; however, the Plan’s administrator and management believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the Plan’s financial statements. The IRS generally has the ability to examine Plan activity for up to three years.
8.	Parties in Interest

Certain plan investments are shares of registered investment company funds and Pooled Separate Accounts managed by ILIAC. ILIAC is the trustee and recordkeeper as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan also invests in a Company common stock fund, and therefore, these transactions qualify as party-in-interest transactions.

ENNIS, INC. 401(k) PLAN
Notes to Financial Statements (continued)
(Modified Cash Basis)
9.	Subsequent Events

Subsequent to year-end, the Plan switched Custodians from ING Life Insurance and Annuity Company to AUL One America.

SUPPLEMENTAL SCHEDULE

SUPPLEMENTAL SCHEDULE
ENNIS, INC. 401(k) PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
(Modified Cash Basis)
EIN: 75-0256410
Plan#: 011
December 31, 2010

		(c) Description of investments
	(b) Identity of issuer, borrower,	including maturity date, rate of interest	(e)
(a)	lessor or similar party	collateral, par, or maturity value	Current value
*	Ennis, Inc	Ennis, Inc Common Stock Fund	$1,318,169
	American Funds	American Funds Cap Wld G&I (R3)	2,984,772
	American Funds	The Growth Fund of America (R3)	3,504,105
	American Funds	American Balanced Fund (R3)	668,971
	American Funds	The Income Fund of America (R3)	2,128,181
	Fidelity Funds	Fidelity VIP Contrafund Port-I	5,781,554
*	ING Life Insurance and Annuity Company	ING Baron Small Cap Gr Portfolio	1,491,683
*	ING Life Insurance and Annuity Company	ING VP Index Plus Mid-Cap Port (I)	4,272,200
*	ING Life Insurance and Annuity Company	ING Solution 2015 Port-Adv	688,135
*	ING Life Insurance and Annuity Company	ING Solution 2025 Port-Adv	1,972,118
*	ING Life Insurance and Annuity Company	ING Solution 2035 Port-Adv	2,013,684
*	ING Life Insurance and Annuity Company	ING Solution 2045 Port-Adv	326,504
*	ING Life Insurance and Annuity Company	ING Solution Income Port-Adv	52,382
*	ING Life Insurance and Annuity Company	ING Index Sol 2015 - CI	502,129
*	ING Life Insurance and Annuity Company	ING Index Sol 2025 - CI	80,120
*	ING Life Insurance and Annuity Company	ING Index Sol 2035 - CI	250,031
*	ING Life Insurance and Annuity Company	ING Index Sol 2045 - CI	8,633
*	ING Life Insurance and Annuity Company	ING PIMCO Total Return Port. (Init)	4,582,157
*	ING Life Insurance and Annuity Company	ING Fixed Account	10,688,942
	Lord Abbett Funds	Lord Abbett Sm-Cap Value Fund (A)	1,978,065
	T. Rowe Price Funds	T. Rowe Price Mid-Cap Val Fd (R)	1,206,366
*	ING Life Insurance and Annuity Company	ING Index Sol 2055 - CI	1,495
*	ING Life Insurance and Annuity Company	ING Solutions 2055 Port-Adv	1,377
	Vanguard Funds	VVIF-Diversified Value Portfolio	2,880,860

	Total investments		49,382,633

*	Notes receivable from participants	Notes receivable (interest rates ranging from 4.25% to 10.25%)	2,260,944

	Total assets		$51,643,577

*	Indicates party-in interest to the Plan.
Column (d) cost is not required since all investments are directed by participants.
See Report of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ENNIS, INC. 401(k) PLAN
Date: June 27, 2011	/s/ Richard L. Travis, Jr.
Richard L. Travis, Jr.
Vice President — Finance and CFO, Secretary, Principal Financial and Accounting Officer Ennis, Inc.